UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) Public Limited Company (the “Company”), today announces that it will incorporated a new, wholly-owned subsidiary under the name SMX (Treasury and Digital Asset Holding Company) Limited, an Ireland private company (the “Treasury Subsidiary”).

The Treasury Subsidiary will be formed pursuant to the authority granted to management of the Company by the Company’s Board of Directors (the “Board”), to amend the Company’s existing treasury investment guidelines (the “Guidelines”) to allow for the Company’s potential acquisition of Bitcoin and/or other cryptocurrency assets (“Crypto Assets”) as a treasury reserve asset, with the objective of enhancing the value of the Company’s assets and providing a hedge against inflation.

The amendment to the Guidelines to reflect the potential acquisition of Crypto Assets has not yet been finalized by the Company.

Any actual acquisition of Crypto Assets, including the specific cryptocurrency, timing and amount, pursuant to the Guidelines, as amended, shall be subject to further review and preapproval of either the Company’s Audit Committee or the Board.

Forward Looking Statements

This Report on Form 6-K may contain “forward-looking statements.” Such statements which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to the Company’s amendment of the Guidelines to allow for the acquisition of Crypto Assets, and any future acquisition of Crypto Assets by the Company.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 6-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 8-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

Incorporation by Reference

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File Number 333-285132) and Form S-8 (File Number 333-288722) of the Company (including any prospectuses forming a part of either such registration statements), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 22, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer